As filed with the Securities and Exchange Commission on October 15, 2020

Registration No. 333-239319

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 5

To

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INMED PHARMACEUTICALS INC.

(Exact name of Registrant as specified in its charter)

British Columbia	2834	98-1428279
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

InMed Pharmaceuticals Inc.

Suite 310 - 815 W. Hastings Street,

Vancouver, B.C. V6C 1B4

Canada

(604) 669-7207

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Registered Agent Solutions, Inc.

1100 H Street NW

Suite 840

Washington, DC 20005

(888) 705-7274

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Hector MacKay-Dunn, Q.C. Farris LLP 2500-700 West Georgia Street Vancouver, BC V7Y 1B3 Canada (604) 684-9151	Daniel M. Miller Dorsey & Whitney LLP Suite 1070 - 1095 W. Pender Street Vancouver, BC V6E 2M6 Canada (604) 630-5199	Robert F. Charron Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 (212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

EXPLANATORY NOTE

InMed Pharmaceuticals Inc. is filing this Amendment No. 5 (the “Amendment”) to its Registration Statement on Form S-1 (File No. 333-239319) as an exhibit only filing to file Exhibit 5.1. Accordingly, this Amendment consists only of the facing page, this explanatory note, Part II of the Registration Statement, the signature pages to the Registration Statement and the filed exhibit. The prospectus is unchanged and has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the common shares being registered hereby. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and Nasdaq initial listing fee.

SEC registration fee	$2,758
FINRA filing fee	2,300
Nasdaq listing fee	40,000
Printing and engraving expenses	50,000
Legal fees and expenses	300,000
Accounting fees and expenses	75,000
Blue Sky fees and expenses (including legal fees)	5,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous	15,000
Total	$500,058

Item 14. Indemnification of directors and officers

We are subject to the provisions of Part 5, Division 5 of the Business Corporations Act (British Columbia), or “BCBCA”. Under Section 160 of the BCBCA, we may, subject to Section 163 of the BCBCA:

1.	indemnify an individual who:

•	is or was a director or officer of our company;

•	is or was a director or officer of another corporation (i) at a time when such corporation is or was an affiliate of our company; or (ii) at our request, or

•	at our request, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and including, subject to certain limited exceptions, the heirs and personal or other legal representatives of that individual (collectively, an “eligible party”), against all eligible penalties to which the eligible party is or may be liable; and

2.	after final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, where:

•	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, and eligible proceeding.

•

“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, our company or an associated corporation (a) is or may be joined as a party, or

(b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

•	“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Under Section 161 of the BCBCA, and subject to Section 163 of the BCBCA, we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses, and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

Under Section 162 of the BCBCA, and subject to Section 163 of the BCBCA, we may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of the proceeding, provided that we must not make such payments unless we first receive from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited under Section 163 of the BCBCA, the eligible party will repay the amounts advanced.

Under Section 163 of the BCBCA, we must not indemnify an eligible party against eligible penalties to which the eligible party is or may be liable or pay the expenses of an eligible party in respect of that proceeding under Sections 160, 161 or 162 of the BCBCA, as the case may be, if any of the following circumstances apply:

•

if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, we were prohibited from giving the indemnity or paying the expenses by our memorandum or articles;

•

if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, we are prohibited from giving the indemnity or paying the expenses by our memorandum or articles;

•

if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of our company or the associated corporation, as the case may be; or

•

in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf of our company or by or on behalf of an associated corporation, we must not either indemnify the eligible party against eligible penalties to which the eligible party is or may be liable, or pay the expenses of the eligible party under Sections 160, 161 or 162 of the BCBCA, as the case may be, in respect of the proceeding.

Under Section 164 of the BCBCA, and despite any other provision of Part 5, Division 5 of the BCBCA and whether or not payment of expenses or indemnification has been sought, authorized or declined under Part 5, Division 5 of the BCBCA, on application of our company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

•	order us to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

•	order us to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

•	order the enforcement of, or payment under, an agreement of indemnification entered into by us;

•	order us to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under Section 164 of the BCBCA; or

•	make any other order the court considers appropriate.

Section 165 of the BCBCA provides that we may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, our company or an associated corporation.

Under our articles, and subject to the BCBCA, we must indemnify our directors, former directors or alternate directors and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with our company on the terms of the indemnity contained in our articles.

Under our articles, and subject to the BCBCA, we may agree to indemnify and may indemnify any person (including an eligible party) against eligible penalties and pay expenses incurred in connection with the performance of services by that person for us. We have entered into indemnity agreements with our directors and certain of our officers.

Pursuant to our articles, the failure of an eligible party to comply with the BCBCA or our articles does not, of itself, invalidate any indemnity to which he or she is entitled under our articles.

Under our articles, we may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

•	is or was our director, alternate director, officer, employee or agent;

•	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was our affiliate;

•	at our request, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; or

•	at our request, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

•	against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

In addition, we have entered into an indemnification agreement with each of our directors and our Chief Financial Officer, which requires us to indemnify them.

Item 15. Recent sales of unregistered securities

In the three years preceding the filing of this registration statement, without giving effect to the June 30, 2020 Share Consolidation, we have issued the following securities that were not registered under the Securities Act of 1933:

•

On January 3, 2018, we completed a non-brokered private placement (“Jan-2018 Financing”) for 13,428,571 units (“Jan-2018 Units”), at a price of C$0.70 per Jan-2018 Unit for gross proceeds of C$9,400,000. Each Jan-2018 Unit consisted of one common share and one non-transferable share purchase warrant (a “Jan-2018 Warrant”). Each Jan-2018 Warrant was exercisable by the holder to acquire one additional common share at a price of C$1.25 for a period of eighteen (18) months expiring on July 3, 2019. Share issue costs from the sale of Jan-2018 Units of $1,200,847 is comprised of $496,040 in finders’ fees, the non-cash fair value of $554,183 for 433,556 warrants (“January-2018 Agent Warrants”) issued to finders and $150,624 of other transaction costs. The January-2018 Agent Warrants have identical terms as the January-2018 Warrants described above. Of the $496,040 in finders’ fees, $32,903 was settled on February 9, 2018 via the issuance of 35,718 common shares at the C$1.17 closing price on the date of issuance of these shares. The issuance of the securities was exempt from registration under the Securities Act as the securities were either issued outside the U.S. pursuant to Regulation S under the Securities Act or were issued to two U.S. purchasers pursuant to Regulation D under the Securities Act in that such sales did not involve a public offering. The finder’s fees paid in respect of sales to U.S. purchasers were paid to a registered broker-dealer.

•

On June 21, 2018, we completed a public offering in Canada (“June-2018 Financing”) of 16,611,244 units (“June-2018 Units”), at a price of C$0.90 per June-2018 Unit for gross proceeds of $11,232,247 (C$14,950,120). Each June-2018 Unit consists of one common share and one share purchase warrant (a “June-2018 Warrant”), or an aggregate of 16,611,244 full June-2018 Warrants. Each full June-2018 Warrant is exercisable by the holder to acquire one additional common share at a price of C$1.25 for a period of twenty-four (24) months expiring on June 21, 2020. The June-2018 Warrants trade on the TSX under the symbol “IN.WT”. The underwriter for this transaction was Eight Capital. Share issue costs from the sale of June-2018 Units of $1,499,625 is comprised of $748,128 in underwriter’s commission, the non-cash fair value of $415,626 for 1,106,397 warrants (“June-2018 Agent Warrants”) issued to the underwriter and $335,871 of other transaction costs. Each June-2018 Agent Warrant is exercisable in whole or in part at an exercise price of C$1.05 for a period of twenty-four (24) months expiring on June 21, 2020. The securities were exempt from registration under the Securities Act as they were issued outside the U.S. pursuant to Regulation S under the Securities Act.

•

During the year ending June 30, 2018, we issued an aggregate 5,895,775 common shares pursuant to the exercise of 8,232,095 share purchase warrants at a weighted average exercise price of C$0.44 per share. Included in the total number of share purchase warrants exercised were 3,710,984 share purchase warrants, with a weighted average exercise price of C$0.19 each, that were exercised for cash and 4,521,111 share purchase warrants with an exercise price of C$0.65 each that, pursuant to the terms of a May 31, 2017 financing, were exercised on a net cashless basis, based on the five-day volume-weighted average trading price of our common shares on the stock exchange that our common shares were trading on at that time (either the TSX or CSE) ending on the date immediately preceding the date of exercise. The exercise of these 4,521,111 share purchase warrants resulted in the issuance of 2,184,791 common shares but, as they were exercised on a net cashless basis, no cash was received. The securities were exempt from registration under the Securities Act as they were either issued outside the U.S. pursuant to Regulation S under the Securities Act or were issued to a total of eight U.S. purchasers, upon exercise of investor or agent warrants issued in either the July-2016 Financing or May-2017 Financing, pursuant to Section 4(a)(2) of the Securities Act in that such sales did not involve a public offering.

•

During the year ending June 30, 2018, we issued an aggregate 7,230,295 common shares pursuant to the exercise of 7,345,000 stock options at a weighted average exercise price of C$0.23 per share. Included in the total number of stock options exercised were 300,000 stock options with an exercise price of C$0.195 per share that, pursuant to the terms of a settlement agreement with the stock option holder, were exercised on a net cashless basis, based on the C$0.51 per common share closing price of our common shares on the CSE on the date immediately preceding the date of exercise. The exercise of these 300,000 stock options resulted in the issuance of 185,295 common shares. The securities were exempt from registration under the Securities Act as they were issued outside the U.S. pursuant to Regulation S under the Securities Act or pursuant to Rule 701 under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation.

•

During the year ending June 30, 2019, we issued an aggregate 7,564 common shares pursuant to the exercise of 35,000 share purchase warrants. The 35,000 share purchase warrants that were exercised had an exercise price of C$0.65 each and, pursuant to the terms of a May 31, 2017 financing, were exercised on a net cashless basis, based on the five-day volume-weighted average trading price of our common shares on the TSX ending on the date immediately preceding the date of exercise. The exercise of these 35,000 share purchase warrants resulted in the issuance of 7,564 common shares but, as they were exercised on a net cashless basis, no cash was received. The issuance of the securities was exempt from registration under the Securities Act as they were issued outside the U.S. pursuant to Regulation S under the Securities Act.

•

During the year ending June 30, 2019, we issued an aggregate 1,425,000 common shares pursuant to the exercise of 1,425,000 stock options at a weighted average exercise price of C$0.14 per share. The issuance of the securities was exempt from registration under the Securities Act as they were issued outside the U.S. pursuant to Regulation S under the Securities Act.

Item 16. Exhibits and financial statement schedules

(a)	Exhibits

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Articles

4.1*	Form of Pre-Funded Warrant

4.2*	Form of Public Warrant

5.1**	Opinion of Farris LLP

8.1*	Opinion of Dorsey & Whitney LLP

10.1*	InMed Pharmaceuticals Inc. 2017 Stock Option Plan

10.2*	Form of Stock Option Agreement pursuant to the InMed Pharmaceuticals Inc. 2017 Stock Option Plan

10.3*	Amended and Restated Executive Employment Agreement, dated April 8, 2020, between Eric A. Adams and InMed Pharmaceuticals Inc.

10.4*	Employment Agreement, dated March 8, 2018, between Eric Hsu and InMed Pharmaceuticals Inc.

10.4.1*	April 13, 2018 salary adjustment letter to Eric Hsu

10.4.2*	September 1, 2018 salary adjustment letter to Eric Hsu

10.4.3*	March 4, 2019 salary adjustment letter to Eric Hsu

10.4.4*	July 3, 2019 salary adjustment letter to Eric Hsu

10.5*	Amended and Restated Executive Employment Agreement, dated April 8, 2020, between Alexandra Mancini and InMed Pharmaceuticals Inc.

10.6*	Executive Employment Agreement, dated September 20, 2018, between Michael Woudenberg and InMed Pharmaceuticals Inc.

10.6.1*	July 3, 2019 salary adjustment letter to Michael Woudenberg

10.7*	Executive Employment Agreement, dated July 9, 2019, between Bruce S. Colwill and InMed Pharmaceuticals Inc.

10.8*	Office Premises Lease, dated January 14, 2019, between InMed Pharmaceuticals Inc. and 815 West Hastings Ltd.

10.9*	Share Purchase Agreement, dated May 10, 2014, among Meridex Software Corporation, Biogen Sciences Inc. and the Shareholders of Biogen Sciences Inc.

10.10*	Section 85 Purchase and Sale Agreement, dated as of October 28, 2015, between Dr. Sazzad Hossain and InMed Pharmaceuticals Inc.

10.11*	Assignment of Intellectual Property, dated as of October 28, 2015, between Dr. Sazzad Hossain and InMed Pharmaceuticals Inc.

10.12*	Technology Assignment Agreement, dated as of May 31, 2017, between The University of British Columbia and InMed Pharmaceuticals Inc.

10.13*	Amendment No. 1 to Technology Assignment Agreement, dated as of May 31, 2017, between The University of British Columbia and InMed Pharmaceuticals Inc.

10.14*	Collaborative Research Agreement, dated as of May 31, 2017, between The University of British Columbia and InMed Pharmaceuticals Inc.

10.15*	Amended and Restated Collaborative Research Agreement, dated as of August 16, 2018, between The University of British Columbia and InMed Pharmaceuticals Inc.

23.1*	Consent of KPMG LLP, independent registered public accounting firm

*	Previously filed.
**	Filed herewith.

(b)	Financial Statement Schedules

None

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, InMed Pharmaceuticals Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada, on October 15, 2020.

INMED PHARMACEUTICALS INC.

By:	/s/ Eric A. Adams
Name: Eric A. Adams
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and October 15, 2020.

Signature	Title
/s/ Eric A. Adams	President, Chief Executive Officer and Director (Principal Executive Officer)
Eric A. Adams

/s/ Bruce Colwill	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Bruce Colwill

/s/ *	Director (Chairman of the Board of Directors)
William J. Garner

/s/ *	Director
Catherine A. Sazdanoff

Signature	Title

/s/ *	Director
Adam Cutler

/s/ *	Director
Andrew Hull

*By:	/s/ Bruce Colwill
Bruce Colwill
Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of InMed Pharmaceuticals Inc. in the United States, on October 15, 2020.

CATHERINE SAZDANOFF

/s/ Catherine Sazdanoff